PRIMARI ANALYTICS
2021 Report

Dear investors,

2021 was a busy year for the Primari team. Our team built out Dan's intelligent skills and integrations to several widely used communication interfaces (e-mail, Slack, SMS Text, WhatsApp). We explored offering Dan to CRM users via a direct-to-consumer channel and learned that it would prove a very expensive and slow process not viable for Primari. In the last part of the 2021 period, we refined Dan's value proposition and repositioned Dan as a B2B offering, particularly focused on the information services industry where information vendors and their customers can perceive the most value.

We need your help!

As Primari has refined its value proposition and currently offers DAN to organizations in the information services space, our investors can help Primari by suggesting information vendors that they often use and rely on. These organizations include lead generation agencies, business directories, people directories, financial databases, and membership websites. Our investors' suggestions will help us approach these vendors and bring Dan to market faster.

Sincerely,

Andrei Volgin
Co-Founder, CTO

Diane D'Erasmo
Board Member

Katherine Kalin
Board member

Francisco Gomez
Co-Founder - CEO

Our Mission

Our team's goal is to become the world's preferred choice for anywhere/any time work solutions powered by AI across the SMBs and large enterprise segments. Our mission is to provide the most convenient and easy-to-use AI products that simplify and improve the remote and on-the-go work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training or skills, and improve job satisfaction for millions of workers.

See our full profile



How did we do this year?

Report Card



B+



The Good

Advanced product development
Refined our value proposition toward the end of the year
Brough on board a business development staff



The Bad

We faced slow customer adoption
We struggled to convey a clear customer value proposition during most of the year
We encountered challenges streamlining customer feedback that was consistent with our vision

2021 At a Glance
January 1 to December 31



$0
Revenue



-$62,362
Net Loss



$14,166 **+8%**
Short Term Debt



$0
Raised in 2021



$5,343
Cash on Hand

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

PRIMARI is a technology startup developing Friendly AI for business professionals working anywhere, any time. Our smart technology reduces the workload of busy professionals and is built for non-technical end-users, and those dissatisfied with work tools. Our Friendly AI allows users to send emails & text messages to DAN, our Digital Analyst who understands natural language and translates requests into code that CRMs, Marketing, and other software programs can understand and execute in minutes.

Our team's goal is to become the world's preferred choice for anywhere/any time work solutions powered by AI across the SMBs and large enterprise segments. Our mission is to provide the most convenient and easy-to-use AI products that simplify and improve the remote and on-the-go work experience, reduce the workload of busy professionals, empower professionals to use any software without prior training or skills, and improve job satisfaction for millions of workers.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future if any.

Milestones

PRIMARI Analytics Corp. was incorporated in the State of Delaware in August 2018.

Since then, we have:

- Formed a board of directors with world-class executives with leadership experiences at HSBC, Deloitte, McKinsey, Johnson and Johnson, and Celgene

- Added a technology advisor is NASDAQ's cloud architect and pioneer of leading-edge technologies and data science products

- Built a prototype

- Built an MVP

- Tested the CRM direct-to-consumer market

- Onboarded a business development team member

- Partnered with a business software company to test our technology with the goal of commercializing it

Historical Results of Operations

Our company was organized in August 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in the fiscal year 2021, compared to % in 2020.
- *Assets.* s of December 31, 2021, the Company had total assets of $11,983.25, including $5,343.40 in cash. As of December 31, 2020, the Company had $61,626.14 in total assets, including $56,245.93 in cash.
- *Net Loss.* The Company has had net losses of $62,361.70 and net losses of $25,550.59 for the fiscal years ended December 31, 2021, and December 31, 2020, respectively.
- *Liabilities.* The Company's liabilities totaled $118,722.73 for the fiscal year ended December 31, 2021, and $109,683.99 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

There are $36,744.34 in related party transactions in the form of founders' loans.

Liquidity & Capital Resources

To-date, the company has been financed with $69,329 in SAFE notes and $36,744.34 of debt.

The company continues to be financed via founders' loans and is seeking revenue from technology monetization activities.

We will likely require additional financing in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. We may raise capital within 12 months. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PRIMARI Analytics Corp. cash in hand is $5,343.40, as of January 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $1,271/month, for an average burn rate of $1,271 per month. Our intent is to be cash-flow positive in 2022.

No material changes. We continue incurring minimum expenses that help develop our technology.

Expenses may increase as a result of investments to further develop our technology. Our revenues can begin to change within 12 months as we begin commercializing a robust product.

PRIMARI is not currently profitable but could reach that financial milestone in 2022. We are pursuing business partnerships that can facilitate the monetization of our technology.

PRIMARI may seek additional funds in the second half of 2022 to continue building the team and furthering the development of our product.

Net Margin: -Inf% **Gross Margin: NaN%** **Return on Assets: -520%** **Earnings per Share: -$31,180.85**

Revenue per Employee: $0 **Cash to Assets: 45%** **Revenue to Receivables: ~** **Debt Ratio: 991%**

Financial_Statements_2021.pdf

We ❤ Our 156 Investors

Thank You For Believing In Us

Jack Powers	Mark Kim	Joseph Oseghale	Jared Bolden	Frank Palazzolo	Ronald Cunningham	Ronald Rothstein
Teodoro Cayobit Visaya	Tara Furlough	Daniel Herrera	Shui Chong Tong	Nelton Barrett	Harshad Joshi	Craig J. Vom Lehn
Takara Nicholson	Quentin Tse	LaFoy Thomas	David Macario	Daniel Herrera	Andrei Volgin	Joan Rodriguez
Rahina I Zomah	Katherine Kalin	Adrian Harris	Fernando Gomez	Allieu Massaquoi	Joojo Ocran	Dennis G Morgan Sr
Ioan Versan	Jess Moore	Sandro Padron	Sally Brogna	Hernan Rios	Muhammad G Muhammad	Lawrence Raymond
Antonio C ALVES	Tjeerd Saijoen	Tracy White	Dian WAREP	Amr Elrouby	Ben Chmielewski	Ivy Noche-Andreenkova
Milan Manasievski	Munir Ahmed	Armad McGill	Elder TORRES	Tommy Acree	Gabriel Medina	Catalina Vanegas
Felipe Oshiro Gaglianone	Jack Perard	Svetlana Malinsky	Samuel Hickman	Frances Nicola Mendez	Jessica Vitela	Agnieszka Zalecka
Richard Bach	Jedaiah Walsh	Jared Seebold	Nathan Stucky	Shirley MUHAMMAD	Kenneth Strong	Mr H. Johnson
John R Rust	Bob McMahon	Jerame Morgado	Charles Mcclung	Candice Torresdal	Ryan A Manning	Allison Reaves
Tiffany Phoenix-Zitz	Gboyega Ake	Timothy J Reiterman	Lucy Boutte	Samuel E Etta	Welton Egerton	Damian Richardson
Camille Thomas	Eddie Sanders	Subhash Khatri	Francisco Gomez	Sohrab Bonshahi	Daniel Daubert	Nahiem Hood
Viet Nguyen	Diane Derasmo	Dan TRAN	Lincoln Tetreault	Jean Romain Felix	Naiche Freeman	Daniel Janel





















Johron Jones	Jake Williams	Randall J Gordon	William Wasserman	Pamala MEADOWS	Patrick Hunter	Gordian Boteilho
Sarah P O'Brien	Jacob Tower	Markus Bertschi	Alan Soe	Sachin Vyas	Avinash V Deshmukh	Mario M Teel Jr.
Donald Engelmann	David Troxell	Beth Jacobson	Bashar Nesheiwat	Thembile Mtwa	Samuel Kwok	Heather Begley
Sudhanshu Acharya	Dawn Pewitt	Chris E. Salley	Patrick Enweronye	James Vegher	Salomon Martinez	Fred Runco
Micaela Pizarro-Bell	Wei Su	Sanjay Shah	Kabir Ahmed	Masila MUTUA	Julio Pena	Danishia Ventura
Michael Ryan Owens	Pious Teah	Chester-Castillo Morales	Davinder Sharma	Georgia Chronas-Sfirogia...	Kami Olarte	Barbara A. De Loach
Sean Brandel	Andrew Kameen	Lee Szam	Yolonda Broughton	Leo Adalia	Jimmy Menjivar	Sean Donohue
Keith Lawrence Havard	Kushal Khharel	Kerby Scales	Nick Ferro	Amit Maheshwari	Jala Harris	Leonard Anemer
Aurel Bontea	Daniel Guzek	Lawanda Lemmon	Joshua Taylor	Jason Pominski	Paul Kuehne	Brianne Berry
Haley Dunham	David Sidbury					

Thank You!

From the PRIMARI Analytics Team

Francisco Gomez
Co-Founder - CEO

Andrei Volgin
Co-Founder - CTO

DAN - Digital Analyst
Digital Analyst

DAN is a digital analyst powered by Friendly AI, and trained across business platforms, social media, and universal business skills. DAN loves efficiency, helping others and is constantly learning new skills.

Darshan Khedekar
Technology Advisor

Darshan is NASDAQ's cloud architect and pioneer of fintech and market data products using bleeding edge technologies, data science and machine learning.

Diane Derasmo
Board Director

Diane was Vice Chairman Emerita of HSBC Bank USA, received American Banker's Lifetime Achievement Award in 2016 and she was recognized as one of the 25 Most Powerful Women in Banking. Her expertise spans across investment and corporate banking.

Katherine Kalin
Board Director

Katherine has more than 25 years experience as a senior executive in healthcare and professional services. She led corporate strategy at Celgene, held leadership roles in general management at J&J, and is a former partner of McKinsey & Co.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Katherine Kalin	Director at PRIMARI Analytics and Director at Brown Advisory Incorporated and for Clinical Genomics Technologies @ Retired	2018
Diane D'Erasmo	Director for BHI Advisory Group, and White & Warren @ Retired	2018
Andrei Volgin	Founder CTO @ PRIMARI Analytics	2018
Francisco Gomez	Founder CEO @ PRIMARI Analytics	2018

Officers

OFFICER	TITLE	JOINED
Andrei Volgin	CTO	2018
Francisco Gomez	President CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Andrei Volgin	768,000 Common Stock	38.4%
Francisco Gomez	1,152,000 Common Stock	57.6%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
01/2019	$13,361		Other
01/2020	$8,319		Other
07/2020	$69,329		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Francisco Gomez	01/01/2019	$13,361	$14,162	6.0%	12/31/2025	Yes
Francisco Gomez	01/01/2020	$8,319	$8,319	6.0%	12/31/2025	Yes

Related Party Transactions

Name Francisco Gomez

Name	Francisco Gomez
Amount Invested	$8,319
Transaction type	Loan
Issued	12/31/2019
Outstanding principal plus interest	$8,319 as of 03/2020
Interest	6.0 per annum
Maturity	12/31/2025
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$13,361
Transaction type	Loan
Issued	12/31/2018
Outstanding principal plus interest	$14,162 as of 03/2020
Interest	6.0 per annum
Maturity	12/31/2025
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder/CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$8,378
Transaction type	Loan
Issued	12/31/2020
Outstanding principal plus interest	$8,378 as of 04/2021
Interest	6.0 per annum
Maturity	12/31/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Andrei Volgin
Amount Invested	$1,316
Transaction type	Loan
Issued	12/31/2020
Outstanding principal plus interest	$1,316 as of 04/2021
Interest	6.0 per annum
Maturity	12/31/2026
Outstanding	Yes
Current with payments	Yes
Relationship	Co-Founder

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Name	Francisco Gomez
Amount Invested	$3,621
Transaction type	Loan
Issued	12/31/2021
Outstanding principal plus interest	$3,621 as of 04/2022
Interest	6.0 per annum
Maturity	12/31/2027
Outstanding	Yes
Relationship	Co-Founder CEO

Co-Founder's Loan. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	2,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

PRIMARI's current product offering is new and does not have a stable or significant customer base. It is necessary that PRIMARI grows the number of customers rapidly, although, there is no guarantee PRIMARI will do so.

PRIMARI is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as PRIMARI's include: difficulties and delays often encountered in developing, producing and commercializing new, advanced technologies; developing the markets for PRIMARI's products and technologies; transitioning PRIMARI's development efforts to commercialization; attracting and retaining qualified management, sales and/or marketing and technical staff; forecasting accuracy; determining appropriate investments of PRIMARI's limited resources; market acceptance of PRIMARI's existing and future products and services; competition from established companies with greater financial and technical resources; acquiring and retaining users; and developing enhancements to PRIMARI's products and services. PRIMARI cannot assure you that PRIMARI will be successful in addressing these and other challenges PRIMARI may face in the future.

PRIMARI's current and potential competitors may have longer operating histories, greater financial, technical, marketing and other resources and larger customer bases than PRIMARI does. These factors may allow PRIMARI's competitors to respond more quickly than PRIMARI can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive marketing campaigns. PRIMARI's competitors may develop products or services that are similar to PRIMARI's products and services or that achieve greater market acceptance than PRIMARI's services.

PRIMARI will likely need to engage in future financing in the future in the form of equity, debt, or preferred stock which could affect investor's rights and the value of the original investment. Adverse interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to some investors. In addition, if, in the future, PRIMARI needs to raise more equity capital from the sale of stock, institutional or other investors may negotiate different investment terms.

PRIMARI may never receive future financing. In addition, PRIMARI may never undergo a liquidity event such as a sale of PRIMARI or an IPO. If neither the sale of Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to PRIMARI's assets or profits and have no voting rights or ability to direct PRIMARI or its actions.

There is no current market for PRIMARI's stock. These securities are illiquid and there will not be an official current price for them, as there would be if we were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. Further, some investors are required to assign their voting rights as a condition to investing. This assignment of voting rights may further limit an investor's ability to liquidate their investment. Since PRIMARI has not established a trading forum for its stock, there will be no easy way to know what the Common Stock is "worth" at any time.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future clients, future sales, future partnerships, and future financial performance of PRIMARI. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward-looking statements. In the spirit of full transparency, there are a number of factors that could cause PRIMARI's actual results to differ materially from those indicated by the forward-looking statements.

Investors will not see a return on PRIMARI until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

Unlike listed companies that have comparable valuation metrics that are publicly available, startup valuations are difficult to assess at any stage. The valuation cap for this offering has been determined by the company and you may risk overpaying for your investment.

If adequate funds are not available or not available on acceptable terms, PRIMARI may not be able to fund its expansion, promote its product, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability may have a material adverse effect on PRIMARI's business, results of operations, financial condition, and prospects.

PRIMARI's limited operating history provides no assurance that PRIMARI will be able to record profits in the future. PRIMARI will continue to experience operating losses as it expands its offering, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. PRIMARI expects losses until, if ever, its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing PRIMARI's products and technologies. PRIMARI cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

Although PRIMARI's Intellectual Property is protected through several methods and guidelines, reverse engineering and other illegal acts can be of detriment to the company's earnings and reputation causing legal and commercial challenges.

PRIMARI could be the target of cyber attacks, denial of service, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.

PRIMARI may experience system failures, outages and/or disruptions of the functionality of our platform. Such failures, delays and other problems could harm our reputation and business, cause us to lose customers or expose us to customer liability. While we have processes and backup measures in place, there is no assurance that these instances will always be prevented.

PRIMARI's platform is built to process public and private data sets, and is built to integrate with third-party applications and platforms. Restriction of access to these datasets, applications, and platforms may affect PRIMARI's business.

PRIMARI's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

PRIMARI is dependent on general economic conditions. During economic downturns, individuals, companies, and other organizations may see reductions in their ability and willingness to spend in technology, which may reduce our revenue prospects.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

<u>Minority Ownership</u>

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Exercise of Rights Held by Principal Shareholders</u>

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[i];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PRIMARI Analytics Corp.

- Delaware Corporation
- Organized August 2018
- 2 employees

276 5th Avenue
New York NY 10001

http://www.primari.ai

Business Description

Refer to the PRIMARI Analytics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

PRIMARI Analytics has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.